FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

February 13, 2026.

Item 3 News Release

The press release attached as Schedule "A" was released on February 13, 2026 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

February 13, 2026.

Schedule "A"

HIVE DIGITAL TECHNOLOGIES LTD.

HIVE's BUZZ Signs $30 Million in AI Cloud Contracts, Accelerating

Global HPC Tier-III Data Center Expansion

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated November 25, 2025 to its short form base shelf prospectus dated October 31, 2025.

San Antonio, Texas, February 13, 2026 - BUZZ High Performance Computing ("BUZZ"), the Canadian Tier-III high-performance computing ("HPC") data center platform of HIVE Digital Technologies Ltd. ("HIVE" or the "Company") (TSX.V: HIVE) (Nasdaq: HIVE) (FSE: YO0) (BVC: HIVECO), today announced a major step forward in its AI cloud strategy, signing customer agreements representing approximately $30 million in total contract value over two-year fixed terms, subject to performance obligations and deployment milestones (all amounts in US dollars, unless otherwise indicated).

Building on four years of experience operating GPU infrastructure, BUZZ is accelerating its expansion as HIVE's AI engine, complementing the Company's established Tier-I hashrate services provider and reinforcing its position as a twin-engine leader in next-generation digital infrastructure.

The new contracts underpin the initial phase of BUZZ's AI-optimized GPU deployment at its Canada West location in Manitoba, with compute capacity expected to come online during the quarter ending March 31, 2026. The first phase consists of 504 liquid-cooled Dell server-based GPUs, purpose-built for high-performance AI and HPC workloads.

Based on executed contracts, current pricing, and deployment schedules, management expects this initial phase to generate approximately $15 million in annual recurring revenue ("ARR") to BUZZ's cloud business once fully operational. Upon full deployment, management expects total annualized revenue attributable to HIVE's HPC segment, driven by BUZZ, to grow from approximately $20 million currently to roughly $35 million, reflecting strong contracted demand for BUZZ's AI cloud platform. These projections are subject to capital expenditures, operating costs, customer utilization levels, and other risk factors described herein, and actual results may vary.

To support this growth, the Company expects to incur capital expenditures related to GPU acquisition, supporting electrical and cooling infrastructure, and working capital requirements. Operating expenses are expected to include power, hosting, maintenance, staffing, and network costs. BUZZ continues to expand capacity at its Canada West site in alignment with executed customer agreements.

Management Commentary

Frank Holmes, Executive Chairman of HIVE, commented:

"We are entering 2026 with strong momentum in our HPC and GPU cloud business. HIVE has built a track record as one of the longest-standing publicly traded crypto Tier-I data center operators, performing through multiple market cycles while protecting cash flow and balance sheet strength. Now, with BUZZ, we are leveraging that foundation to build a high-growth AI cloud platform spanning Canada, Sweden, and Paraguay.

Tier-I data centers for hashrate services typically require approximately $1 million per megawatt of infrastructure, whereas Tier-III facilities supporting advanced GPU clusters can require materially higher capital intensity due to premium GPU hardware, redundant power architecture, and advanced cooling systems. Industry benchmarks suggest that constructing and equipping a comparable fully self-funded Tier-III facility with similar GPU capacity could require approximately $70 million in capital expenditures, depending on site conditions, financing structure, vendor pricing, and market dynamics.

Through vendor financing arrangements for GPUs and strategic Tier-III data center partnerships, we are scaling efficiently while reducing upfront capital intensity compared to a fully self-funded build. Where HIVE owns land and buildings and operates its Tier-I facilities, we are pursuing selective Tier-III conversions and colocation strategies for HPC. This showcases our vertically integrated model and diversified revenue streams from both HPC colocation and GPU AI cloud services, reinforcing HIVE's dual-engine strategy of hashrate services and high-performance computing."

Aydin Kilic, President and Chief Executive Officer of HIVE, added:

"Our vision is to scale our HPC GPU AI cloud business toward approximately $140 million in ARR over the next year, subject to market conditions and successful infrastructure deployment. As we execute, this growth will be supported by continued investment in infrastructure and operations. In our previous earnings webcast, we outlined a target deployment of 2,000 AI-optimized GPUs at our Canada West facility this year. The initial 504-GPU deployment is already backed by executed customer agreements representing approximately $30 million in total contract value over two years, subject to performance obligations and deployment milestones.

This is just the beginning. Demand for long-term access to high-performance, power-efficient AI compute continues to expand globally, and we are excited to further scale our GPU cloud business throughout 2026."

Craig Tavares, President and Chief Operating Officer of BUZZ HPC, commented:

"Canada requires more sovereign AI compute capacity, both to serve domestic workloads and to support global AI companies from a secure Canadian base. With Dell and Bell Canada as key partners, we are scaling GPU capacity with the infrastructure, connectivity, and resiliency needed to compete on a global stage.

BUZZ was recently recognized by SemiAnalysis for having one of the fastest data center networks globally and earned a Bronze rating in their ClusterMAX report, validating our technical architecture and execution capabilities.

Launching this cluster in Canada West marks a significant milestone. It expands BUZZ's national footprint and advances our vision of coast-to-coast AI infrastructure, with commercial-grade clusters operating at scale to serve both sovereign workloads and international demand. Under HIVE's dual-engine model, BUZZ is positioned to be a powerful growth catalyst as we accelerate into the global AI supercycle."

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. is the first publicly listed company to mine digital assets powered by green energy. Today, HIVE builds and operates next-generation Tier-I and Tier-III data centers across Canada, Sweden, and Paraguay, serving both Bitcoin and high-performance computing clients. HIVE's twin-turbo engine infrastructure-driven by hashrate services and GPU-accelerated AI computing-delivers scalable, environmentally responsible solutions for the digital economy.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: statements regarding deployment timelines, projected annual recurring revenue, anticipated utilization, capital expenditures, operating costs, future GPU capacity, the Company's objective to scale its HPC GPU AI cloud business, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: delays in equipment delivery or commissioning, changes in customer demand, counterparty credit risk, fluctuations in power and operating costs, competitive pricing pressures, regulatory developments, capital availability, and geopolitical conditions, and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events will occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.